大華銀行
UNITED OVERSEAS BANK

United Overseas Bank Limited, Head Office
80 Raffles Place, UOB Plaza, Singapore 048624
Tel (65) 65339898 **Fax** (65) 65342334
www.uobgroup.com

Our ref: ANN2002'03/UOB2003/UOB-A01/atl

7 January 2003

File No. 82-2947

Securities & Exchange Commission
Division of Corporate Finance
Room 3094(3-6)
450 Fifth Street, N.W.
Washington, DC 20549
USA

SUPPL

03 JAN 23 AM 7:21

MEMBER'S VOLUNTARY WINDING UP AND DE-REGISTRATION OF SUBSIDIARIES

03003258

Dear Sir

We enclose a copy of our Announcement dated 7 January 2003 in regard to the above matter for your information.

Yours faithfully
for UNITED OVERSEAS BANK LIMITED

Leo Hee Wui
Assistant Secretary

PROCESSED
FEB 03 2003
THOMSON
FINANCIAL

Enc

UNITED OVERSEAS BANK LIMITED
(Incorporated in the Republic of Singapore)

MEMBER'S VOLUNTARY WINDING UP AND DE-REGISTRATION OF SUBSIDIARIES

Singapore, 7 January 2003 – United Overseas Bank Limited ("UOB") wishes to announce that its wholly-owned subsidiaries, Overseas Union Realty Services Pte Ltd has commenced member's voluntary liquidation, and OUB (Australia) Securities Pty Ltd and OUB Australia Nominees Pty Ltd have been de-registered. The liquidation and de-registration are part of the ongoing rationalisation of the operations of the UOB group of companies.

Vivien Chan
Company Secretary
United Overseas Bank Limited